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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 42170

FACING PAGE

Information Required of Broker and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 134 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AFS Brokerage, Inc.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O.Box No.)

7840 East Berry Place, Suite 200
(No. and Street)

Englewood (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Koczera (Name) (303) 770-4429 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cordovano and Honeck, LLP
(Name – if individual, state last, first, middle name)

201 Steele Street, Suite 300 (Address) Denver, (City) CO (State) 80206 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Lynn Koczera, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of AFS Brokerage, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Lynn Koczera
Signature

Financial Principal
Title

Notary Public — Commission expires 6-27-2007.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFS BROKERAGE, INC.
Index to Financial Statements

Cordovano and Honeck, LLP

Certified Public Accountants

201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

Report of Independent Auditors

To the Board of Directors and Shareholder:
AFS Brokerage, Inc.

We have audited the accompanying statement of financial condition of AFS Brokerage, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17A-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AFS Brokerage, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordovano and Honeck, LLP

Cordovano and Honeck, LLP
Denver, Colorado
January 26, 2005

AFS BROKERAGE, INC.
Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	43,923
Cash deposits with clearing organizations and others		24,778
Receivables:		
Brokers and Dealers		216,718
Due from affiliate (Note 2)		10,151
Other		258,210
Investment in non-marketable securities, at cost		3,300
Equipment, at cost, less accumulated depreciation of $52,188		15,060
Current income tax asset (Note 3)		1,405
Prepaid expenses		7,527
	$	581,072

Liabilities and Shareholder's Equity

Liabilities:		
Commissions payable	$	113,268
Accounts payable		81,677
Accrued liabilities		2,882
Deferred income tax liability (Note 3)		13,774
Liabilities subordinated to claims of general creditors (Note 4)		86,000
Total liabilities		297,601
Shareholder's equity (Note 7):		
Common stock , $.001 par value; 100,000 shares authorized; 20,000 shares issued and outstanding		20
Additional paid-in capital		99,267
Retained earnings		184,184
Total shareholder's equity		283,471
	$	581,072

See accompanying notes to financial statements

AFS BROKERAGE, INC.
Statement of Operations

For the Year Ended December 31, 2004

Revenues:		
Commissions	$	3,010,084
Processing, sweep and conversion fees		26,179
Interest		1,060
Gain on contract settlement (Note 6)		250,000
Other		130,804
Total revenues		3,418,127
Expenses:		
Commissions and brokerage		2,346,546
Payroll		509,838
Communications		18,824
Travel		44,016
Conferences		2,005
Professional fees		138,951
Postage and printing		10,349
Marketing		830
Depreciation		7,528
Education, seminars and memberships		21,409
Taxes, other than income		34,800
Licenses		22,270
Insurance		11,283
Interest		5,160
Other		25,473
Total expenses		3,199,282
Loss before income taxes		218,845
Income taxes (Note 3):		
Current income tax benefit (expense)		(7,405)
Deferred income tax benefit (expense)		(13,774)
Net income	$	197,666

See accompanying notes to financial statements

AFS BROKERAGE, INC.
Statement of Changes in Shareholder's Equity

	Common Stock		Additional Paid-In	Retained	
	Shares	Par Value	Capital	Earnings	Total
Balance at January 1, 2004	20,000	$ 20	$ 69,267	$ (13,482)	$ 55,805
Capital contributions (Note 7)	—	—	30,000	—	30,000
Net income	—	—	—	197,666	197,666
Balance at December 31, 2004	20,000	$ 20	$ 99,267	$ 184,184	$ 283,471

See accompanying notes to financial statements

AFS BROKERAGE, INC.
Statement of Cash Flows

For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net income	$	197,666
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		7,528
Changes in operating assets and liabilities:		
Receivables and other operating assets		(361,968)
Commissions payable and other operating liabilities		149,123
Net cash used in operating activities		(7,651)
Cash flows from investing activities:		
Equipment purchases		(1,004)
Net cash used in investing activities		(1,004)
Cash flows from financing activities:		
Capital contributions (Note 7)		30,000
Net cash provided by investing activities		30,000
Net change in cash		21,345
Cash and cash equivalents, beginning of period		22,578
Cash and cash equivalents, end of period	$	43,923
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	—
Interest	$	10,678

See accompanying notes to financial statements

AFS BROKERAGE, INC.
Notes to Financial Statements

(1) Summary of Significant Accounting Policies

Organization and Basis of Presentation

AFS Brokerage, Inc. (the "Company") earns revenue by providing marketing services for broker dealers and by providing broker dealer services to contracted financial institutions. The Company earns marketing revenue by introducing financial institutions to broker dealers, which establish offices at those financial institutions. The Company retains a percentage of the commissions received by the broker dealer generated through the branch office of the referred financial institutions. Broker dealer revenue is generated by providing trading, licensing, compliance, training, and commission reporting for contracted banks. The Company also retains a percentage of the commissions received for these services. Trading commissions include, but are not limited to, mutual funds, stocks, bonds, and variable and fixed annuities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had $33,944 in a money market at December 31, 2004, which was considered a cash equivalent in the accompanying financial statements.

Allowance for Uncollectible Accounts

All receivables were considered collectible at December 31, 2004. Accordingly, no allowance for uncollectible accounts is recorded in the accompanying financial statements.

Investment

Investments in non-marketable equity securities are recorded at cost.

Equipment and Depreciation

Equipment is stated at cost. Equipment is depreciated over its estimated useful life, ranging from 3 to 5 years, using the straight-line method. Upon retirement or disposition of equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

Software Development Costs

The Company capitalizes all internal and external costs incurred to develop internal-use computer software during the application development stage in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Statement No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Revenues

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Commissions, in the brokerage of mutual funds and annuities, are recognized when earned.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Advertising and Marketing Costs

The Company expenses its advertising and marketing costs as incurred.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables, and short-term obligations approximate their fair value because of the near-term maturity of those instruments.

(2) Related Party Transactions

The Company pays salaries, payroll taxes, and administrative expenses on behalf of an affiliate company, which the affiliate reimburses on a monthly basis. As a result of these transactions, the affiliate owed the Company $10,151, as of December 31, 2004.

(3) Income Taxes

The current and deferred income tax asset (liability) included in the statement of financial condition as of December 31, 2004 is as follows:

	Current	Deferred
Federal	$ 1,074	$ (10,525)
State	331	(3,249)
	$ 1,405	$ (13,774)

The current and deferred portions of income tax expense (benefit) included in the statement of operations for the year ended December 31, 2004 are as follows:

	Current	Deferred	Total
Federal	$ 5,657	$ 10,525	$ 16,182
State	1,748	3,249	4,997
	$ 7,405	$ 13,774	$ 21,179

A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:

U.S. federal statutory graduated rate	15.00%
State income tax rate, net of federal benefit	4.63%
Net operating loss carryforward	-9.95%
	9.68%

(4) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors include an $86,000 subordinated loan agreement for equity capital that was executed on November 20, 1997 and is owed to the Company's sole shareholder. On October 31, 2002, the Company and shareholder signed an agreement to extend the maturity date of the loan from December 31, 2003 to December 31, 2006. The loan carries an annual interest rate of 6.00 percent.

Accrued interest payable on the subordinated loan totaled $5,518 at December 31, 2003. During the year ended December 31, 2004, an additional $5,160 of interest was accrued on the loan. In addition, the Company made interest payments totaling $10,678. As a result, the accrued interest payable balance on the subordinated loan totaled $-0- at December 31, 2004.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(5) Concentration of Credit Risk

The Company conducts a significant portion of its operations through a clearing agent. During 2004, transactions with the Company's clearing agent accounted for approximately 28.4 percent of the Company's revenue.

(6) Contract Settlement

During December 2004, the Company accepted a $250,000 settlement relating to a contract dispute. Under the terms of the settlement, the Company agreed to accept the $250,000 in exchange for early termination of the contract. The Company received payment of the $250,000 in January 2005.

(7) Net Capital Requirements

Common Stock

During the year ended December 31, 2004, the Company's sole shareholder contributed $30,000 to help the Company remain in compliance with its minimum net capital requirements.

Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined by the Rule. Net capital may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and net capital requirements of $67,983 and $50,000, respectively.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Net Capital		
Total shareholder's equity qualified for net capital	$	283,471
Additions:		
Allowable subordinated liabilities		86,000
Deductions:		
Equipment, net		(15,060)
Investment in non-marketable equity securities		(3,300)
Income tax asset		(1,405)
Deposit with former clearing organization		(1,835)
Receivables from non-customers		(268,361)
Prepaid expenses		(7,527)
Excess insurance deductible		(4,000)
Net capital	$	67,983
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Commissions payable		113,268
Accounts payable		81,677
Accrued liabilities		2,882
Total aggregate indebtedness	$	197,827
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness)	$	13,188
Minimum dollar requirement	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	17,983
Excess net capital at 1500%	$	54,795
Excess net capital at 1000%	$	48,200
Ratio: Aggregate indebtedness to net capital		2.91 to 1

AFS BROKERAGE, INC.

Schedule II

Reconciliation of the Computation of Net Capital for Brokers and Dealers Pursuant to SEC Rule 15c3-1 with that Reported in Unaudited Part IIA (X-17A-5)

December 31, 2004

Net capital, as reported in Part IIA (X-17a-5) of Company's unaudited FOCUS report at December 31, 2004	$	74,063
Audit adjustments:		
Increase commissions receivable for unrecorded transactions		7,694
Increase deferred tax liability		(13,774)
Net capital, as reported in the computation of net capital for Brokers and Dealers pursuant to rule 15c3-1	$	67,983

Schedule III

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

Exemption is claimed under Section (k)(2)(ii) paragraph:

AFS Brokerage, Inc. as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Schedule IV

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

Exemption is claimed under Section (k)(2)(ii) paragraph:

AFS Brokerage, Inc. as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Cordovano and Honeck, LLP *Certified Public Accountants*

201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholder of
AFS Brokerage, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of AFS Brokerage, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cordovano and Honeck, LLP

Cordovano and Honeck, LLP
Denver, Colorado
January 26, 2005